Exhibit (a)(1)(D)

Offer To Purchase For Cash

All Outstanding Shares of Common Stock

of

CNET NETWORKS, INC.

at

$11.50 NET PER SHARE

Pursuant to the Offer to Purchase dated May 23, 2008

by

TEN ACQUISITION CORP.

a wholly-owned subsidiary of

CBS CORPORATION

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,

NEW YORK CITY TIME, ON JUNE 20, 2008, UNLESS THE

TENDER OFFER IS EXTENDED.

May 23, 2008

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by Ten Acquisition Corp., a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of CBS Corporation, a Delaware corporation (“CBS”), to act as Dealer Managers in connection with the Purchaser’s offer to purchase (the “Offer”) for cash all outstanding shares of common stock, par value $0.0001 per share (including the associated preferred stock purchase rights, the “Shares”), of CNET Networks, Inc., a Delaware corporation (“CNET”), at a purchase price of $11.50 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 23, 2008 (the “Offer to Purchase”), and the related Letter of Transmittal enclosed herewith.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1. The Offer to Purchase;

2. The Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients, together with “Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9” providing information relating to backup federal income tax withholding;

3. A Notice of Guaranteed Delivery to be used to accept the Offer if the Shares and all other required documents cannot be delivered to BNY Mellon Shareowner Services (the “Depositary”) by the Expiration Date (as defined in the Offer to Purchase) or if the procedure for book-entry transfer cannot be completed by the Expiration Date;

4. A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer; and

5. A return envelope addressed to BNY Mellon Shareowner Services, the Depositary, for your use only.

Certain conditions to the Offer are described in Section 15 (“Certain Conditions of the Offer”) of the Offer to Purchase.

We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at 12:00 Midnight, New York City time, on June 20, 2008, unless the Offer is extended.

For Shares to be properly tendered pursuant to the Offer, (a) the share certificates or confirmation of receipt of such Shares under the procedure for book-entry transfer, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or an “Agent’s Message” (as defined in the Offer to Purchase) in the case of book-entry transfer, and any other documents required in the Letter of Transmittal, must be timely received by the Depositary, or (b) the tendering stockholder must comply with the guaranteed delivery procedures, all in accordance with the Offer to Purchase and Letter of Transmittal.

The Purchaser will not pay any fees or commissions to any broker or dealer or other person (other than the Depositary and Information Agent as described in the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. The Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers. The Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Tender Condition (as described below) and (ii) the expiration or termination of all statutory waiting periods (and any extensions thereof) applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), any applicable German antitrust, competition or merger control laws and any other applicable foreign antitrust, competition or merger control laws, other than such approvals for which the failure to obtain would be immaterial to CNET and its subsidiaries, taken as a whole, or to CBS and its subsidiaries, taken as a whole (the “Regulatory Condition”). The Minimum Tender Condition requires that the number of Shares that has been validly tendered (other than Shares tendered by guaranteed delivery where actual delivery has not occurred) and not withdrawn prior to the expiration of the Offer represent more than 50% of the then issued and outstanding Shares on a fully diluted basis. The Offer also is subject to other conditions set forth in this Offer to Purchase. See Section 15—“Certain Conditions of the Offer.”

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 15, 2008 (as it may be amended from time to time, the “Merger Agreement”), by and among CBS, CNET and the Purchaser. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to certain conditions, the Purchaser will be merged with and into CNET (the “Merger”) with CNET continuing as the surviving corporation, wholly-owned by CBS. In the Merger, each Share outstanding immediately prior to the Effective Time of the Merger (other than Shares held by (i) CBS or the Purchaser, which Shares will be cancelled and shall cease to exist, (ii) N Holdings I Inc., a subsidiary of CBS, which Shares will be unaffected, and (iii) stockholders who exercise appraisal rights under Delaware law with respect to such Shares) will be cancelled and converted into the right to receive $11.50 or any greater per Share price paid in the Offer, without interest thereon and less any required withholding taxes. The Merger Agreement is more fully described in Section 11 of the Offer to Purchase.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the Information Agent or the undersigned at the addresses and telephone numbers set forth on the back cover of the Offer to Purchase.

Very truly yours,

CITIGROUP GLOBAL MARKETS INC. and UBS SECURITIES LLC

Nothing contained herein or in the enclosed documents shall constitute you the agent of the Purchaser, the Dealer Managers, the Information Agent or the Depositary or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.

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